                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.  -  )*

                            KRAUSE'S FURNITURE, INC.
                            ------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                  500760-20-2
                                 --------------
                                 (CUSIP Number)

                            MICHAEL J. CONNELL, ESQ.
                            J. TIMOTHY SCOTT, ESQ.,
                              MORRISON & FOERSTER
                              555 W. FIFTH STREET
                         LOS ANGELES, CALIFORNIA  90013
                                 (213) 892-5200
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    AUGUST 26, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 500760-20-2                 SCHEDULE 13D                 Page 2 of ___




1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above
         Persons

         Philip M. Hawley

2)       Check the Appropriate Box if a Member of a Group             (a)  [   ]
                                                                      (b)  [ X ]

3)       SEC Use Only  ______________________________________________________

4)       Source of Funds*  PF

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)   [__]

6)       Citizenship or Place of Organization

         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7)       Sole Voting Power              338,000* (see Item 5 below)

8)       Shared Voting Power            * (see Item 5 below)

9)       Sole Dispositive Power         338,000* (see Item 5 below)

10)      Shared Dispositive Power       * (see Item 5 below)

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                                        338,000* (see Item 5 below)

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ X ] (see Item 5 below)

13)      Percent of Class Represented by Amount in Row (11)

         1.9%

14)      Type of Reporting Person

         IN





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CUSIP No. 500760-20-2                 SCHEDULE 13D                 Page 3 of ___



1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above
         Persons

         Dr. Philip M. Hawley, Jr.

         S.S. No.:  ###-##-####

2)       Check the Appropriate Box if a Member of a Group             (a)  [   ]
                                                                      (b)  [ X ]

3)       SEC Use Only  ______________________________________________________

4)       Source of Funds*  PF

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)   [__]

6)       Citizenship or Place of Organization

         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7)       Sole Voting Power              20,000

8)       Shared Voting Power            * (see Item 5)

9)       Sole Dispositive Power         20,000

10)      Shared Dispositive Power       * (see Item 5)

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                                        20,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ X ] (see Item 5 below)

13)      Percent of Class Represented by Amount in Row (11)

         0.1%

14)      Type of Reporting Person

         IN





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CUSIP No. 500760-20-2                 SCHEDULE 13D                 Page 4 of ___



         Unless otherwise expressly set forth herein, the responses contained herein, including those on the cover page, are as of September 5, 1996.

     Item 1.      SECURITY AND ISSUER

                  This statement relates to the common stock, $.001 par value per share, of KRAUSE'S FURNITURE, INC., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 200 North Berry Street, Brea, California 92621-3903.

     Item 2.      IDENTITY AND BACKGROUND

                  (a) The person filing this statement is Philip M. Hawley, an individual (Mr. Hawley").

                  The person filing this statement is Dr. Philip M. Hawley, Jr., an individual ("Dr. Hawley").

                  (b) Mr. Hawley's business address is 200 North Berry Street, Brea, California 92621-3903.

                  Dr. Hawley's business address is 201 North Figueroa Street, 11th Floor, Los Angeles, California 90012.

                  (c) Mr. Hawley is Chairman of the Board and Chief Executive Officer of the Company, the address of which is set forth above as Mr. Hawley's business address. The Company's principal business is the manufacture and distribution of furniture.

                  Dr. Hawley is President of Pace Healthcare Management L.P., the address of which is set forth above as Dr. Hawley's business address. Pace Healthcare's principal business is healthcare consulting.

                  (d) During the last five years, Mr. Hawley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  During the last five years, Dr. Hawley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Hawley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  During the last five years, Dr. Hawley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or





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CUSIP No. 500760-20-2                 SCHEDULE 13D                 Page 5 of ___



mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) Mr. Hawley is a citizen of the United States of America.

                  Dr. Hawley is a citizen of the United States of America.

     Item 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The aggregate purchase price for the Common Stock acquired by Mr. Hawley was $30,000, or $1.00 per share, which funds were personal funds. With respect to options granted to Mr. Hawley, the options were granted in consideration of his entering into a three year employment agreement with the Company.

                  The aggregate purchase price for the Common Stock acquired by Dr. Hawley was $20,000, or $1.00 per share, which funds were personal funds.

     Item 4.      PURPOSE OF TRANSACTION

                  The purpose of  the transactions more fully described under
Item 6 below, was to recapitalize the Company, substantially increasing its capital base, while eliminating certain debt and preferred stock of the Company. These transactions have had the immediate result of substantially increasing the Company's working capital. In addition, as part of the transactions described, the Company named a new Chairman and Chief Executive Officer.

                  Except as set forth herein and in Item 6, the reporting person herein has no plans or proposals which relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; except that the Registration Rights Agreement described below provides that the Company will register under the Securities Act of 1933 up to 500,000 shares held by the Hawley Trustees (as defined below) within approximately 180 days following the initial closing, and will register substantially all the remaining shares held by the Hawley Trustees approximately nine months thereafter. In addition, the Stockholders Agreement described below provides for certain rights of first refusal on the sale of shares of Common Stock by various persons, including the reporting persons hereunder, and provides for certain tag-along rights on certain substantial sales of Common Stock by General Electric Capital Corporation ("GECC") and another principal shareholder group (the "Permal Group"). The tag-along rights do not apply to sales by the reporting persons hereunder.

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) Any change in the present directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing





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CUSIP No. 500760-20-2                 SCHEDULE 13D                 Page 6 of ___



vacancies on the board of directors, except that, as part of the transactions described herein and pursuant to the Stockholders Agreement, certain shareholders of the Company owning in excess of 50% of the outstanding shares of Common Stock have agreed to cause certain designees, including Philip M. Hawley ("Mr. Hawley") and the designees of GECC and the Permal Group, to be elected to the Company's Board of Directors, which designees will constitute all of the Company's directors for the foreseeable future. In addition, in connection with the issuance of certain notes to GECC as described in Item 6 below, the Company agreed to comply with certain covenants applicable to financial and operational aspects of the Company's business;

                  (e) Any material change in the present capitalization or dividend policy of the Company, except for the substantial change in the Company's capitalization resulting from the transactions described herein;

                  (f) Any other material change in the Company's business or corporate structure;

                  (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, other than the agreements described herein, including the Stockholders Agreement;

                  (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j)     Any actions similar to any of those enumerated above.

     Item 5.      INTEREST IN SECURITIES OF THE ISSUER

                  (a) On August 26, 1996, Mr. Hawley purchased 30,000 shares of Common Stock pursuant to a Purchase Agreement, and was granted 1,234,000 options pursuant to an Employment Agreement entered into on that date. Of the 1,234,000 options granted, options to purchase 308,000 shares of Common Stock were immediately vested and exercisable. The 338,000 shares beneficially owned by Mr. Hawley (including 308,000 vested options) constitute 1.9% of the Common Stock assuming the exercise of the vested options. Pursuant to the Commission's Rule 13d-4, Mr. Hawley specifically disclaims beneficial ownership of all shares of Common Stock other than the 30,000 shares held of record by him. Concurrent with Mr. Hawley's acquisition, the following persons (for reference, the "Investors") acquired the number of shares of Common Stock set forth opposite their names below.

                  On August 26, 1996, Dr. Hawley purchased 20,000 shares of Common Stock pursuant to a Purchase Agreement. Pursuant to the Commission's Rule 13d-4, Dr. Hawley specifically disclaims beneficial ownership of all shares of Common Stock other than the 20,000 shares held of record by him. Concurrent with Dr. Hawley's acquisition, the following persons (for reference, the "Investors") acquired the number of shares of Common Stock set forth opposite their names below.





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CUSIP No. 500760-20-2                 SCHEDULE 13D                 Page 7 of ___



                                                                    Shares of
                                                                   Common Stock
                                                                    Purchased
                                                                    ---------
                  Dr. Philip M. Hawley, Jr. ("Dr. Hawley")             20,000
                  Philip M. Hawley ("Mr. Hawley")                      30,000(1)
                  General Electrical Capital Corporation ("GECC")   5,000,000(2)
                  ATCO Holdings, Ltd.                                 400,000
                  Isaac Robert Souede                                 250,000
                  Jean R. Ferrette                                    250,000
                  United Gulf Bank (B.S.C.) E.C.                      225,000
                  ATCO Development, Inc.                              100,000
                  Thomas M. DeLitto                                    25,000
                  Helopolis Inc.                                      100,000
                  Peter L. Rhulen                                     100,000
                  T. Michael Wallace                                  100,000
                  Carlton Securities N.V.                             100,000
                  G. Investment Partners                               60,000
                  Sidney Kimmel                                        50,000
                  Zaxis Partners, L.P.                                 40,000
                  Hurly & Co.                                          35,000
                  Sanford J. Colen                                     20,000
                  Pollat, Evans & Co. Inc.                             15,000
                  C. Redington Barrett, III                             5,000
                  Quadra Appreciation Fund, Inc.                        5,000
                  Peter W. Branagh & Ramona Y. Branagh TTEES for
                    the Branagh Revocable Trust                         5,000
                  Permal Noscal, Ltd.                                 405,000
                  Fairmount Services Ltd.                             400,000
                  Emmanuel Bagdjian                                   210,000
                  Gary Gladstein                                      100,000

                  In connection with the foregoing acquisitions, certain of the Investors and certain other persons converted certain outstanding debt owing by the Company, and certain preferred stock of the Company to Common Stock. In the aggregate, 4,246,201 shares of Common Stock were issued on such conversions.

                  In addition, also concurrent with Mr. Hawley's acquisition John F. Hawley and Barbara H. Hawley (together, the "Hawley Trustees"), as trustees of certain trusts (the "Hawley Trusts") for the benefit of certain members of the Hawley family acquired an aggregate of 950,000 shares directly from the Company.





__________________________________

(1) Mr. Hawley also acquired 1,234,000 options to purchase shares of Common Stock. Options as to 308,000 shares vested immediately and are currently exercisable. The remaining options vest 308,000 on each of August 26, 1997, 1998 and 1999.
(2) GECC also acquired a warrant to purchase 1,400,000 shares of Common Stock, which is exercisable immediately.

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CUSIP No. 500760-20-2                 SCHEDULE 13D                 Page 8 of ___



                  The Investors are parties to the Stockholders Agreement and a Registration Rights Agreement which affect the voting powers of the record holders and the power of disposition of the record holders, including the reporting person herein, and, consequently, all such persons may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. If such persons are deemed to be a "group," the 13,539,394 shares of Common Stock beneficially owned by them as of August 26, 1996, including 358,000 owned by Dr. Hawley and Mr. Hawley (including options exercisable within 60 days), the 6,400,000 shares owned by GECC (including exercisable warrants) and an aggregate of 6,662,446 shares held by the members of the Permal Group, plus warrants and options in favor of members of the Permal Group to purchase 118,448 shares within 60 days, would represent 71.0% of the shares outstanding, assuming exercise of the warrants and options referred to herein.

                  (b) Mr. Hawley has sole voting power and power of disposition over 30,000 shares held of record by him and over the 308,000 vested options granted to him. The shares held of record by Mr. Hawley are subject of a Stockholders Agreement and a Registration Rights Agreement described below.

                  Dr. Hawley has sole voting power and power of disposition over 20,000 shares held of record by him. The shares held of record by Dr. Hawley are subject of a Stockholders Agreement and a Registration Rights Agreement described below.

                  (c) Except as set forth above, the reporting persons herein are not aware of any transaction effected in the Common Stock during the past 60 days.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Company's common stock beneficially owned by any reporting person herein.

                  (e)     Not Applicable.

         Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  On August 26, 1996, pursuant to various agreements dated as of that date, as described below, the Company sold shares of its Common Stock to the members of the Acquisition Group in the amounts specified in Item 5.
The shares of Common Stock were issued in consideration of the payment by the purchaser of cash in the amount of $1.00 per share, or the cancellation of accrued indebtedness of the Company owing to the purchaser, at the rate of $1.00 per share of Common Stock issued, or on conversion of all of the outstanding shares of the Company's Series A Preferred Stock held by the purchaser. In the aggregate, 13,246,201 shares of Common Stock were sold for an aggregate purchase price of $13,246,201, $9,000,000 of which was paid in cash. In addition and in connection with such acquisitions, the Company sold to GECC $5,000,000 in principal amount of its 10% Subordinated Pay-In-Kind Notes due August 31, 2001 (the "Notes") for an aggregate purchase price of $5,000,000, and in connection with GECC's purchase of the Notes, the Company issued to GECC a warrant to purchase 1,400,000 shares of Common Stock at a price equal to par value, $.001 per share. The Company and the purchasers agreed informally prior to the First Closing that up to an additional 2,000,000 shares could be purchased by the purchasers or





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CUSIP No. 500760-20-2                 SCHEDULE 13D                 Page 9 of ___



their affiliates or associates on the same terms at the Second Closing, which was anticipated to follow the First Closing by approximately two weeks.

                  The Investors entered into the following agreements relating to the acquisition of shares of Common Stock and the voting or transfer of such shares:

                  The Stockholders Agreement (the "Stockholders Agreement") among the Company and the Investors, among others.

                  The Registration Rights Agreement (the "Registration Rights Agreement") between the Company and the Investors, among others.

                  The Securities Purchase Agreement (the "GECC Purchase Agreement") between GECC and the Company.

                  A Warrant to purchase shares of the Company executed by the Company in favor of GECC.

                  Individual Purchase Agreements with respect to shares of Common Stock of the Company entered into between the Company and each of the Investors, and other purchasers of Common Stock.

                  Employment Agreement entered into between the Company and Mr. Hawley.

     Item 7.       MATERIAL TO BE FILED AS EXHIBITS

                  The following are filed as Exhibits hereto:

                  1       Agreements concerning borrowing - none.

                  2-1     Stockholders Agreement, incorporated herein by reference to Exhibit 10.5 to the report of the Company on Form 8-K filed with the Commission on September 10,
                          1996 (the "September 10, 1996 Form 8-K").

                  2-2     Registration Rights Agreement, incorporated herein by reference to Exhibit 10.6 to the September 10, 1996 Form 8-K.

                  2-3     Securities Purchase Agreement (GECC), incorporated herein by reference to Exhibit 10.1 to the September 10, 1996 Form 8-K.

                  2-4     Warrant (GECC), incorporated herein by reference to Exhibit 10.3 to the September 10, 1996 Form 8-K.

                  2-5     Purchase Agreement form, Hawley Trusts, Mr. Hawley and Dr. Hawley.

                  2-6     Employment Agreement (Mr. Hawley), incorporated herein by reference to Exhibit 10.7 to the September 10, 1996 Form 8-K.

                  3-1     Stockholders Agreement (see Exhibit 2-1).

                  3-2     Registration Rights Agreement (see Exhibit 2-2).





                                   SIGNATURE





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CUSIP No. 500760-20-2                 SCHEDULE 13D                Page 10 of ___



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  September 10, 1996                  /s/  Philip M. Hawley
                                        ---------------------------------
                                                 PHILIP M. HAWLEY

Dated:  September 10, 1996              /s/  Dr. Philip M. Hawley, Jr.
                                        -----------------------------------
                                             DR. PHILIP M. HAWLEY, JR.

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).